Steven G. Tepper Steven.Tepper@aporter.com +1 212.715.1140 +1 212.715.1399 Fax 399 Park Avenue New York, NY 10022-4690

November 27, 2012

BY EDGAR AND E-MAIL

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, DC 20549

Attention:	International Corporate Finance
Ms. Ellie Bavaria

Re:	State of Israel Registration Statement No. 333-184134

Ladies and Gentlemen:

On behalf of the State of Israel (“Israel”), we hereby request that the effectiveness of Israel’s Registration Statement No. 333-184134 be accelerated to 9:30 a.m., Friday, November 30, 2012 or as soon thereafter as possible.

Please call the undersigned at (212) 715-1140, should you require any additional information or have any questions.

Thank you.

Sincerely,

/s/ Steven G. Tepper

Steven G. Tepper

cc: Ms. Sigalit Siag